Exhibit 99.1

Grab to make strategic investment in remote driving technology company, Vay

Singapore and Las Vegas, November 10, 2025 – Grab Holdings Limited (“Grab”) announced that it had signed definitive agreements to invest in Vay Technology GmbH (“Vay”), a leading provider of automotive-grade remote driving technology, for $60 million in cash. The investment is subject to regulatory approval and other customary closing conditions and is expected to close in the fourth quarter of 2025 (“Closing”). Upon Closing, Grab will hold a minority equity interest in Vay.
Investment Terms
In Grab’s initial investment of $60 million, Vay will issue to Grab new shares and zero-strike warrants that will become exercisable subject to, among other things, achievement of certain milestones over the three-year period after Closing.

In addition, subject to financial and operating milestones, regulatory approvals and other conditions, Grab will increase its equity interest in Vay with an additional $350 million within the first year after Closing. The financial and operating milestones include consumer revenue, U.S. cities covered, technology and safety standards, and obtaining regulatory approvals (where applicable) for operating in additional U.S. cities. This potential additional purchase will consist of acquisition of new shares as well as shares from existing shareholders. If the milestones are not achieved within the initial one-year period after Closing, Grab has the option, but not the obligation, to purchase the additional equity interest.

Three years after Closing, if Grab has completed the purchase of the additional equity interest and all the warrants have become exercisable in accordance with its terms, Grab will potentially own a majority equity interest in Vay on a fully-diluted basis (assuming there has been no share capital change in Vay).
Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, growth opportunities and for the proposed transaction, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “opportunity” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: (i) the risk that the initial investment may not be completed in a timely manner or at all, which may adversely affect Vay’s business; (ii) the risk that the parties may fail to satisfy the conditions required for the Closing, including the receipt of any necessary regulatory approvals; (iii) the risk that, even if Grab has made the initial investment, it may not exercise its option to acquire a majority equity interest in Vay due to market conditions, Vay’s performance, or other factors; (iv) the risk that Grab’s initial investment may not provide Vay with the expected benefits in terms of resources, strategy, or technological collaboration; (v) the effect of the announcement or pendency of the investment and of the potential acquisition of a majority equity interest on Vay’s business relationships, operating results, and business generally, including risks of employee retention; (vi) risks related to diverting the attention of Vay’s management from Vay’s core ongoing business operations during the three-year period post-Closing; (vii) the risk that future regulatory approvals or conditions required for Grab to exercise its option and acquire a majority equity interest in Vay may not be obtained or satisfied; (viii) the ability of Grab to effectively integrate Vay’s operations, products, and technology, should Grab later acquires a majority equity interest; and (ix) the ability of Grab and Vay to successfully implement their plans, forecasts, and other expectations for collaboration and growth during the initial investment period and beyond.
In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2024, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).
Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.